SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Silicon Laboratories Inc.

(Name of Subject Company (Issuer))

Silicon Laboratories Inc.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

826919102

(CUSIP Number of Class of Securities)

G. Tyson Tuttle, Chief Executive Officer

John C. Hollister, Chief Financial Officer

Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, Texas 78701

(512) 416-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Philip Russell, Esq.

Drew Valentine, Esq.

DLA Piper LLP (US)

303 Colorado Street, Suite 3000

Austin, Texas 78701

(512) 457-7000

CALCULATION OF REGISTRATION FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$1,000,000,000	$109,100.00

(1)

Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $1.0 billion in aggregate value of shares of common stock of Silicon Laboratories Inc.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$109,100.00	Filing Party:	Silicon Laboratories Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 3, 2021

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:  ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by Silicon Laboratories Inc., a Delaware corporation (“Silicon Labs” or the “Company”), on August 3, 2021 and amended by Amendment No.1 filed on August 31, 2021 (as amended, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $1.0 billion in value of shares of Common Stock, par value $0.0001 per share (each, a “Share,” and collectively, the “Shares”), of the Company at price of not less than $140.00 and not greater than $160.00 per Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2021 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”).

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“On September 2, 2021, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on August 30, 2021. A copy of such press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

Exhibit

(a)(1)(A)	Offer to Purchase, dated August 3, 2021.**

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).**

(a)(1)(C)	Notice of Guaranteed Delivery.**

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 3, 2021.**

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 3, 2021.**

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Summary Advertisement, dated August 3, 2021.**

(a)(5)(B)	Press release announcing Tender Offer, dated August 3, 2021.**

(a)(5)(C)	Frequently Asked Question for Employees.**

(a)(5)(D)	Press release announcing preliminary results of the Tender Offer, dated August 31, 2021.**

(a)(5)(E)	Press release announcing final results of the Tender Offer, dated September 2, 2021.*

(b)	Not Applicable.

(d)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(2)	Silicon Laboratories Inc. 2009 Stock Incentive Plan, as amended and restated on April 20, 2017 (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(3)	Silicon Laboratories Inc. 2009 Employee Stock Purchase Plan, as amended and restated on April 20, 2017 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

Exhibit

(d)(4)	Form of Restricted Stock Units Grant Notice and Global Restricted Stock Units Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(5)	Form of Market Stock Units Grant Notice and Global Market Stock Units Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(6)	Form of Stock Option Grant Notice and Global Stock Option Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(7)	Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under the Company’s 2009 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(8)	CEO Change in Control Agreement dated October 23, 2018 between Silicon Laboratories Inc. and G. Tyson Tuttle (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(9)	Silicon Laboratories Inc. Form of Change in Control Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(d)(10)	Silicon Laboratories Inc. 2020 Bonus Plan (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed February 3, 2021).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith
**	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILICON LABORATORIES INC.

By:	/s/ John C. Hollister

Name:	John C. Hollister
Title:	Chief Financial Officer

Dated: September 2, 2021